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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66480

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bayshore Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 N. Andrews Ave. Suite 330
(No. and Street)

Fort Lauderdale	**FL**	**33301**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Turner	**951-358-3800**	**mturner@farlieturner.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

100 SE 2ND St. Suite 1700	**Miami**	**FL**	**33131**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**243**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Turner_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bayshore Partners, LLC_____, as of 12/31_____, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sandra White-Roberts

Notary Public

Signature: _____

Title: _____
Managing Director

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BAYSHORE PARTNERS, LLC

Report Pursuant to Rule 17A-5 Under
The Securities Exchange Act of 1934
December 31, 2021

(Confidential per Rule 17a-5(e)(3))

BAYSHORE PARTNERS, LLC

CONTENTS:



Report of Independent Registered Public Accounting Firm

Directors and Members
Bayshore Partners, LLC
Fort Lauderdale, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bayshore Partners, LLC (the "Broker-Dealer") as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 17a-5(d)(2)(iii) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The supplemental information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of a Matter - concentration of revenues

As discussed in Note 2 to the financial statements, during 2021, the Broker-Dealer generated approximately 89% of their advisory fee revenue from three customers. Our opinion is not modified with respect to this matter.

Emphasis of Matter - liquidity

As discussed in Note 7 to the financial statements, the entity suffered a loss from operations during the fiscal year end December 31, 2021. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 7. The Broker-Dealer may need assistance in order to meet its current and future obligations. As such the members of Farlie Turner & Co., and their ultimate members have committed to provide financial support to the Broker-Dealer through an agreement dated April 14, 2022. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We have served as the Broker-Dealer's auditor since 2021.

BDO USA, LLP

Miami, Florida
April 14, 2022

Certified Public Accountants

BAYSHORE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

ASSETS		
Cash	$	252,015
TOTAL ASSETS	$	**252,015**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	58,295
Contract liabilities		140,000
TOTAL ASSETS	$	198,295
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBERS' EQUITY		53,720
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**252,015**

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:	
Advisory fees	$ 4,870,008
TOTAL REVENUES	4,870,008
EXPENSES:	
Guaranteed Payments	2,016,500
Payroll	3,015,884
Professional Fees	81,204
Regulatory	26,148
Other general and administrative expenses	82,563
TOTAL EXPENSES	5,222,299
NET LOSS	$ (352,291)

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

MEMBERS' EQUITY – JANUARY 1, 2021	$ 199,511
NET LOSS	(352,291)
CAPITAL CONTRIBUTIONS	206,500
MEMBERS' EQUITY – DECEMBER 31, 2021	$ 53,720

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$ (352,291)
Adjustments to reconcile net loss to net Cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses - related party	89,102
Accounts payable and accrued expenses	18,344
Contract Liabilities	125,000
TOTAL ADJUSTMENTS	232,446
NET CASH USED IN OPERATING ACTIVITIES	(119,845)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Contributions	206,500
NET INCREASE IN CASH	86,655
CASH - BEGINNING OF YEAR	165,360
CASH - END OF YEAR	$ 252,015

The accompanying notes are an integral part of these financial statements.

1.   ORGANIZATION

Bayshore Partners, LLC (the "Company") is a Florida limited liability company based in Fort Lauderdale, Florida. The Company was organized to operate as a registered broker-dealer in securities in the United States of America and provides merger and acquisition advisory services to shareholders and owners of companies as well as engages in the distribution of debt and equity securities of corporations and other entities through the private placement of such securities on a best efforts basis. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not, (a) directly or indirectly, receive, hold or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry PAB accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash

The Company considers highly liquid investments with maturities of three months or less from the date of acquisition to be cash equivalents. Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash deposits in excess of Federal Deposit Insurance Corporation ("FDIC") insured limit of $250,000. At times, such balances exceed these insured limits.

Revenue Recognition

Advisory fee income is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers and other advisory fees received from customers prior to recognizing revenue are reflected as contract liabilities and are recognized at a point in time the performance under the arrangement is completed or the contract is canceled.

Costs associated with fulfilling advisory assignments are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other costs are expensed as incurred. Reimbursable expenses are recognized within their respective expense category in the Statement of Income when the related revenue is recognized, or the assignment is otherwise concluded. Client reimbursements for such expenses are included in advisory fees income in the Statement of Income.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other non-interest expense, respectively.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years before 2018.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are customer obligations due in connection with advisory services performed in the normal course of business. The Company performs continuing credit evaluations of its customers' financial condition, including review of the terms of credit, the amount of credit granted and management's past history with a customer to determine if any such amounts will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. There was no bad debt expense related to accounts receivable for the year ended December 31, 2021. There was no Accounts Receivable as of December 31, 2021.

Concentration of Credit Risk

Advisory fee revenue from the Company's three largest customers accounted for approximately 89% of advisory fee income for the year ended December 31, 2021.

Allowance for Credit Loses

Financial Accounting Standards Board (FASB) Accounting Standards Codification ASC 326-20, Financial Instruments - Credit losses require the immediate recognition of management estimates of current expected credit losses and is effective for fiscal year's beginning after December 15, 2019. The Company has adopted this accounting standard effective for the fiscal year ended December 31, 2021. The Company has evaluated the impact of ASC 326-20 specifically as it relates to receivables from its clearing broker. The Company does not have a clearing broker nor does the company hold any client funds. Based on the company's evaluation, the Company does not believe that the adoption of ASC 326-20 has or will have a material impact on its financial position and results of operation.

Covid-19

Since March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States, including in each of the areas in which the Company operates. The Company

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Covid-19 (continued)

has continued its operations throughout the coronavirus pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the COVID-19 (coronavirus) outbreak has impacted our operations has not been significant and the company expects this to remain the case.

3.   **NET CAPITAL REQUIREMENT**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness," as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $53,720 which was $40,500 in excess of its required net capital of $13,220. At December 31, 2021, the ratio of "Aggregate Indebtedness" to "Net Capital" was 3.69 to 1.

4.   **RELATED PARTY TRANSACTIONS**

The Company is party to a Services Agreement with Farlie Turner & Co., a company under common ownership ("related party") effective Feb 1, 2018. Under this agreement, the Company reimburses the related party for overhead and salaries for shared personnel. For the year ended December 31, 2021, the Company paid $345,600 for reimbursement of payroll, overhead, professional fees and other general and administrative expenses and are included within their respective expense categories on the statement of income (loss). The Company also makes payments to Bayshore Partners Holdings, LLC, (the "Parent") on a discretionary and agreed upon one off basis. For the year ended December 31, 2021, the Company paid $2,016,500 for guaranteed payments, included in the accompanying statement of income (loss).

5.   **MEMBERS' CAPITAL**

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each member's pro rata share of total capital.

6.   **COMMITMENTS AND CONTINGENCIES**

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

7.   **LIQUIDITY**

The Company reported a net loss of $352,291 for the year ended December 31, 2021 and has a member's equity of approximately $53,700 as of December 31, 2021. Cash used by operating activities during the year ended amounted to $119,845 and cash provided by financing activities amounted to approximately $206,500. Farlie Turner & Co., and their members have committed to provide financial support to the Company in order to meet its short and long-term obligations. However, there can be no assurance that the Company will be successful in achieving its objectives.

8.   **REVENUE FROM CONTRACTS WITH CUSTOMERS**

Total revenue from contracts with customers for the year ended December 31, 2021, was $4,080,008, all of which was from advisory fee income.

Revenue from contracts with customers is recognized at a point in time when the performance obligation is complete. Revenue from a performance obligation satisfied at a point in time is recognized when the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects in exchange for its' services ("transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experience, the time period of when uncertainties are expected to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a fee receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligation is completed or when the performance obligation is otherwise concluded.

The Company's contract liabilities related to revenue from contracts with customers were $140,000 as of December 31, 2021.

Remaining Performance Obligations

Remaining performance obligations are services that the Company has committed to perform in the future in connection with its contracts with clients. The Company's remaining performance obligations are generally related to its financial advisory assignments. Revenue associated with remaining performance obligations relating to financial advisory assignments cannot be determined until the outcome of the transaction as the fees are contingent upon the completion of a specific performance obligation and/or the fees are considered variable.

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material as of December 31, 2021.

Incremental Contract Costs

Incremental contract costs of obtaining a contract are expensed when incurred, provided the amortization period of the asset that would have been recognized in one year or less.

9.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through April 14, 2022, which is the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.

SUPPLEMENTAL SCHEDULES

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1
AND STATEMENT PURSUANT TO 17a-5(d)(2)(iii)
AS OF DECEMBER 31, 2021

December 31, 2021
Computation of Net Capital
Pursuant to Rule 15c3-1
Computation of Net Capital:

CREDITS
Members' equity .... $ 53,720

NET CAPITAL 53,720

MINIMUM NET CAPITAL REQUIREMENT 6-2/3%
OF AGGREGATE INDEBTEDNESS OF $198,295
OR $5,000, WHICHEVER IS GREATER 13,220

EXCESS NET CAPITAL .... $ 40,500

NET CAPITAL LESS THE GREATER OF 10% OF
AGGREGATE INDEBTEDNESS OR 120% OF MINIMUM
NET CAPITAL REQUIREMENTS. .... $ 33,891

SCHEDULE OF AGGREGATE INDEBTEDNESS
Accounts payable and accrued expenses 198,295

TOTAL AGGREGATE INDEBTEDNESS .... $ 198,295

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL .... 3.69 to 1

Statement pursuant to rule 17a-5(d)(2)(iii)
A reconciliation with the Company's computation of net capital as reported in the unaudited part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital they are in and the preceding computation.

See Report of Independent Registered Public Accounting firm.


Report of Independent Registered Public Accounting Firm

To the Directors and Members of
Bayshore Partners, LLC
Fort Lauderdale, FL

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Bayshore Partners, LLC (the "Company") stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3 and (2) the Company is filing the Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's statements. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



Miami, Florida
April 14, 2022

Certified Public Accountants

BAYSHORE PARTNERS, LLC

Bayshore Partners, LLC's Exemption Report

Bayshore Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bayshore Partners, LLC

I, Michael Turner, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature

Managing Director
Title

4/14/2022
Date

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (i), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. During 2021, the Company did not provide services to warrant the maintenance of a "Special Account for the Exclusive Benefit of customers."